# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solid Biosciences Inc., CIK 0001707502
CUSIP: 83422E204
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Date of event which requires filing of this statement: 03/09/2026
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Perceptive Advisors LLC, Alexander Rakitin, 51 Astor Place,, 10th Floor, New York, New York (NY), 10003, 646-205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 11,969,079; sole dispositive power 0; shared dispositive power 11,969,079; aggregate amount beneficially owned 11,969,079 (12.9% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 11,969,079; sole dispositive power 0; shared dispositive power 11,969,079; aggregate amount beneficially owned 11,969,079 (12.9% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 11,895,972; sole dispositive power 0; shared dispositive power 11,895,972; aggregate amount beneficially owned 11,895,972 (12.8% of the class)
- Perceptive Xontogeny Venture Fund, LP (CIK 0001757940): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 73,107; sole dispositive power 0; shared dispositive power 73,107; aggregate amount beneficially owned 73,107 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Solid Biosciences Inc.
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock set forth below in Item 5(c) of this Amendment No. 9 to Schedule 13D were acquired with working capital of the Master Fund.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 below in this Amendment No. 9 to Schedule 13D is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in rows 13 are based on an aggregate of 92,883,496 shares of Common Stock outstanding, consisting of (i) 77,910,239 shares of Common Stock outstanding as of October 29, 2025, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 3, 2025, and (ii) 14,973,257 shares of Common Stock issued in the Issuer's private placement on March 9, 2026, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on March 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Adam Stone, the Chief Investment Officer of the Advisor, holds stock options for a total of 139,933 shares of Common Stock, of which 62,433 are currently exercisable, or exercisable within 60 days. The Master Fund has the right to receive the director compensation provided in respect of Mr. Stone's board service through a partial management fee offset.
Transactions in the class effected during the past sixty days: On March 9, 2026, pursuant to a private placement conducted by the Issuer (the "Private Placement"), the Master Fund acquired 8,912,655 pre-funded warrants to purchase shares of the Issuer's Common Stock (the "Pre-Funded Warrants"), at a price of $5.609 per Pre-Funded Warrant, for an aggregate purchase price of $49.9 million. The terms of the Pre-Funded Warrants provide that the Pre-Funded Warrants may not be exercised if, after giving effect to such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock then issued and outstanding. As a result of the beneficial ownership limitation described above, the Reporting Persons are currently unable to exercise any of the Pre-Funded Warrants.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Purchase Agreement

On March 6, 2026, the Master Fund and certain other institutional investors entered into a securities purchase agreement (the "Securities Purchase Agreement") with the Issuer, pursuant to which the Master Fund acquired 8,912,655 pre-funded warrants to purchase shares of Common Stock at a price of $5.609 per pre-funded warrant. The Private Placement closed on March 9, 2026.

Registration Rights Agreement

Also on March 6, 2026, the Master Fund entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer, pursuant to which the Issuer agreed to register for resale the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants acquired by the Master Fund pursuant to the Securities Purchase Agreement.

The foregoing descriptions of the Securities Purchase Agreement, the Registration Rights Agreement and the Pre-Funded Warrant are qualified in their entirety by reference to the full text of the forms of Securities Purchase Agreement, the Registration Rights Agreement and the Pre-Funded Warrant, copies of which are filed as Exhibits 14, 15, and 16 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 14 Form of Securities Purchase Agreement, dated March 6, 2026 (incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 6, 2026)

Exhibit 15 Form of Registration Rights Agreement, dated March 6, 2026 (incorporated by reference from Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on March 6, 2026)

Exhibit 16 Form of Pre-Funded Warrant (incorporated by reference from Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 6, 2026)

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (03/11/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (03/11/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (03/11/2026)
- Perceptive Xontogeny Venture Fund, LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (03/11/2026)